PAUL

HASTINGS

1(415) 856-7009
mitchellnichter@paulhastings.com

September 2, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Litman Gregory Funds Trust - File Nos. 333-10015 and 811-07763

Ladies and Gentlemen:

We are counsel to Litman Gregory Funds Trust (the “Registrant”), and have reviewed the enclosed Post-Effective Amendment No. 50 to the Registrant’s Registration Statement on Form N-1A (this “Amendment”), which is being filed pursuant to paragraph (b)(1) of Rule 485 under the Securities Act of 1933, as amended.

One of the purposes of this Amendment is to respond to the comments of the Securities and Exchange Commission’s staff examiner, Mr. Jim O’Connor, to the disclosure in previously filed Post-Effective Amendment No. 49, which was filed in respect of a proposed new series of the Registrant, Litman Gregory Masters Alternative Strategies Fund.  We are filing a separate letter to respond to those comments.  This Amendment also reflects various other changes.

We hereby represent our view that this Amendment does not contain disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485.

Very truly yours,

/s/ Mitchell E. Nichter
Mitchell E. Nichter
for Paul Hastings LLP

Paul Hastings LLP  55 Second Street  Twenty-Forth Floor  San Francisco, CA 94105
t: +1.415.856.7000  www.paulhastings.com

Litman Gregory Fund Advisors LLC
4 Orinda Way, Suite 200-D
Orinda, CA 94563

September 2, 2011

VIA EDGAR TRANSMISSION

Mr. Jim O’Connor
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington D.C.  20549

Re:	Litman Gregory Funds Trust (the “Trust”)
Litman Gregory Masters Alternative Strategies Fund (the “Fund”) File Nos.: 333-10015 and 811-07763

Dear Mr. O’Connor:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”) in response to the oral comments provided to Elaine Richards of U.S. Bancorp Fund Services, LLC on August 10, 2011 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 49 to its registration statement.  PEA No. 49 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on June 17, 2011, and is designated to become effective on August 31, 2011.  The purpose of PEA No. 49 was to add a new series to the Trust: the Litman Gregory Masters Alternative Strategies Fund.  The Trust is filing this PEA No. 50 under Rule 485(b) to (1) reflect the revisions discussed herein in response to your comments; (2) make certain non-material changes as appropriate; and (3) file any outstanding exhibits to the registration statement.  Capitalized terms used but not otherwise defined herein shall have the same meanings given to them in the PEA No. 50.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are organized in the same fashion as presented by you and are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the staff of the Securities and Exchange Commission (the “SEC”), the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the staff’s comments, and changes in the disclosure made in response to the staff’s comments, do not foreclose the SEC or other regulatory body from seeking enforcement or taking other actions with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the staff’s comments or changes in the disclosure made in response to the staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to the staff’s comments are as follows:

Prospectus (Summary Section)

1.
Regarding the Fees and Expenses table in the Summary Section, please remove the line item containing Acquired Fund Fees and Expenses (“AFFE”) and the corresponding footnote if it is not expected that the Fund will incur any AFFE.

The Trust responds by removing the line item related to AFFE and the corresponding footnote in its entirety as suggested.

2.
In the Principal Strategies section of the Summary Section, please condense the disclosure regarding Litman Gregory’s process for selecting sub-advisors, and enhance the disclosure detailing the description of the Fund’s strategies.

The Trust responds by revising the Fund’s disclosure regarding Litman Gregory’s process for selecting sub-advisors and the Fund’s strategies in the Principal Strategies section of the Summary Section as requested.

3.
In the Principal Strategies section of the Summary Section, please clarify the disclosure regarding whether the Fund intends to concentrate its investments and the specific kinds of equity securities in which the Fund may invest.  If applicable, please state that the Fund may focus its investments in companies of any asset size or market capitalization.

The Trust responds by clarifying the Fund’s relevant disclosure as requested.  The Fund does not intend to concentrate its investments in any specific type of equity security.

4.
In the Principal Strategies section of the Summary Section, please enhance the disclosure with respect to any principal investment strategies involving investments in derivatives according to the following guidance in the Letter from Barry Miller to Karrie McMillan of the ICI (July 30, 2010) (the “Letter”): “Any principal investment strategies disclosure related to derivatives should be tailored specifically to how a fund expects to be managed and should address those strategies that the fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance.  In determining the appropriate disclosure, a fund should consider the degree of economic exposure the derivatives create, in addition to the amount invested in the derivatives strategy.  This disclosure also should describe the purpose that the derivatives are intended to serve in the portfolio (e.g., hedging, speculation, or as a substitute for investing in conventional securities), and the extent to which derivatives are expected to be used.  Additionally, the disclosure concerning the principal risks of the fund should similarly be tailored to the types of derivatives used by the fund, the extent of their use, and the purpose for using derivative transactions.  The risk disclosure in the prospectus for each fund should provide an investor with a complete risk profile of the fund's investments taken as a whole, rather than a list of the risks of various derivative strategies, and should reflect anticipated derivatives usage.”

After carefully reviewing the relevant disclosure in the Principal Strategies section of the Summary Section, the Trust responds by noting that it believes the disclosure adequately and accurately describes the Fund’s usage of derivatives in accordance with the Letter.  Furthermore, the Trust has expanded its disclosure on the use of derivatives in its Statement of Additional Information.

5.
In the Principal Strategies section of the Summary Section, please clarify whether the Fund will invest in securities by means of any investment vehicles managed by the sub-advisors (i.e., their hedge funds, registered investment companies, or separate accounts) or if the Fund will invest directly in portfolio securities chosen by the sub-advisor?

The Trust responds by adding disclosure confirming that the Fund will only invest directly in portfolio securities chosen by the sub-advisors and will not invest in any pooled investment vehicles or accounts managed by the sub-advisors.

6.
In the Principal Strategies section of the Summary Section, please define the kinds of mortgage-related securities in which the Fund may invest.  For example, will the Fund only invest in Fannie Mae or Freddie Mac issued securities and may the Fund invest in collateralized debt obligations?

The Trust responds by enhancing the disclosure in the Principal Strategies section of the Summary Section regarding the types of mortgage-related securities in which the Fund may invest as requested.

7.
In the Principal Risks section of the Summary Section, please confirm whether unfavorable tax treatment may also be considered a principal risk of investing in the Fund.  Many of the Fund’s investment strategies will create high portfolio turnover and many of the investments, including derivatives, mortgage securities, REITs and short sales will generate ordinary income or short-term capital gains, which are taxed as ordinary income.

The Trust responds by adding the requested risk disclosure regarding unfavorable tax treatment as a result of a high portfolio turnover rate and of various types of investments the Fund may make.

8.
In the Principal Risks section of the Summary Section, where appropriate, please include disclosure describing an overall limit on the Fund’s ability to invest in below investment-grade debt.  In addition, please disclose the ratings of below investment grade securities and describe the lowest rated securities in which the Fund may invest.

The Trust responds by adding the requested disclosure regarding the maximum percentage of the Fund’s assets the Fund is allowed to invest in below investment-grade fixed income securities and the ratings of such securities.

9.	In the Principal Risks section of the Summary Section, disclose whether there is a limit on the Fund’s ability to invest in emerging market securities.

The Trust responds by adding the requested disclosure regarding the maximum percentage of the Fund’s assets the Fund is allowed to invest in emerging market securities.

10.	In the Principal Risks section of the Summary Section, apart from any currency hedging, disclose whether the Fund will speculate on exchange rate movements.

The Trust responds by adding the requested disclosure explaining that the Fund may invest in foreign currencies for investment as well as for hedging purposes.

11.
In the Principal Risks section of the Summary Section, where appropriate, please disclose the amount of liquid assets that the Fund is required to set aside with respect to its short sale and other derivative positions.  For example, if the Fund enters into an interest rate swap, it may be sufficient if the Fund keeps segregated liquid assets in an amount equal to the Fund’s daily net obligation, provided that such swap is structured so that the notional amount is just a reference amount and the Fund is not contractually required to physically settle the notional amount.  However, where a derivative’s notional amount is not just a reference number, but represents the Fund’s potential obligation, as in the case of a credit default swap, the Fund must segregate, and mark to market daily, liquid assets equal to the notional amount under the contract.

The Trust responds by adding the requested disclosure regarding the Fund’s short sale practices.

Prospectus (Portfolio Managers and Investment Strategies)

12.
In the “Portfolio Managers and Investment Strategies” section, under the sub-section containing the information regarding FPA, please clarify what is meant by the statement “This segment of the portfolio will be managed with the intent of, to the degree practical, replicating a private hedge fund also run by FPA.”

The Trust responds by revising the referenced disclosure to clarify the management of the segment of the portfolio allocated to FPA.

13.
In the “Portfolio Managers and Investment Strategies” section, under the sub-section containing the information regarding Loomis, it is stated that the Fund may invest in Rule 144A securities.  Please disclose where appropriate the extent to which the Fund may invest in illiquid securities.

The Trust responds by adding disclosure in the Principal Strategies section of the Summary Section explaining that the Fund as a whole may not invest more than 15% of its net assets in illiquid securities.

Prospectus (Legal Proceedings Involving a Sub-Advisor)

14.
In the “Legal Proceedings Involving a Sub-Advisor” section, please disclose the due diligence performed by the Board and the conclusions the Board came to with respect to the advisability of engaging DoubleLine as a sub-advisor given the ongoing legal proceedings against that firm and its employees.  If the viability of the Fund could be adversely affected by the result of the litigation, please explain fully why the Board has decided nevertheless to approve the engagement of that firm as a sub-advisor.

The Trust responds by adding the requested disclosure regarding the due diligence performed by the Board in reaching its conclusion with respect to the advisability of engaging DoubleLine as a sub-advisor.

Prospectus (Shareholder and Account Policies)

15.
In the “Shareholder and Account Policies” section, under the sub-section entitled “Policy Regarding Excessive Trading and Market Timing,” please revise the following disclosure to reflect the effect of shareholder information agreements required by Rule 22c-2(c)(5) under the 1940 Act: “Entities utilizing such omnibus account arrangements may not identify customers’ trading activity in shares of the Fund on an individual basis.  Consequently, the Fund may not be able to detect frequent or excessive trading in Fund shares attributable to a particular investor who effects purchase and/or exchange activity in Fund shares through a broker, dealer or other financial intermediary acting in an omnibus capacity.”

The Trust responds by adding the following sentence to the referenced paragraph:

“However, the Fund’s distributor has entered into written shareholder information agreements with the Fund’s financial intermediaries under which each intermediary has agreed to, upon request, provide the Fund with certain shareholder and identity trading information and execute certain instructions from the Fund so that the Fund can enforce their disruptive trading policies.”

Statement of Additional Information (Investment Restrictions)

16.	In the “Investment Restrictions” section of the Statement of Additional Information, please remove the phrase “or by applicable law” at the end of the first restriction.

The Trust responds by removing the phrase as requested.

17.	In the “Investment Restrictions” section of the Statement of Additional Information, please revise restriction number two to read as follows:

2.
Borrow money, except that it may (a) borrow from banks (as defined in the 1940 Act) ~~and through reverse repurchase agreements~~ in amounts up to 33 1/3% of its total assets (including the amount borrowed), (b) borrow amounts equal to an additional 5% of its total assets for temporary purposes, (c) ~~invest in permitted leveraged investments,~~ (d) engage in transactions in mortgage dollar rolls and reverse repurchase agreements where the Fund sets aside in a segregated account, and marks to market daily, liquid securities, such as cash, U.S. government securities, or high-grade debt obligations, equal to the Fund’s potential obligation or economic exposure under these instruments ~~and other similar transactions~~ and (e) ~~engage in other transactions that may entail borrowing or otherwise borrow money to the extent permitted by applicable law~~;

In addition, please clarify the continuing nature of the 300% asset coverage requirement of Section 18(f)(1) in letter (c) of the above restriction.  Regarding letter (e), please clarify this statement in terms of Release 10666 or delete it.  Under Section 18(f)(1) the Fund may not issue senior securities, except that borrowings from banks that continuously satisfy the required asset coverage requirement are permitted.  Derivatives or other instruments with built-in leverage will be treated as prohibited senior securities unless the Fund sets aside, and marks to market daily, liquid securities equal to the Fund’s potential obligation or economic exposure under the instruments.

The Trust responds by revising the referenced investment restriction to read as follows:

2.
Borrow money, except that it may (a) borrow from banks (as defined in the 1940 Act) in amounts up to 33 1/3% of its total assets (including the amount borrowed), (b) borrow amounts equal to an additional 5% of its total assets for temporary purposes, (c) engage in transactions in mortgage dollar rolls and reverse repurchase agreements, make leveraged investments, and engage in other transactions that may entail the use of leverage, where, if necessary to comply with Section 18(f) of the 1940 Act, the Fund sets aside in a segregated account, and marks to market daily, liquid securities, such as cash, U.S. government securities, or high-grade debt obligations, equal to the Fund’s potential obligation or economic exposure under these transactions and instruments.

18.	In the “Investment Restrictions” section of the Statement of Additional Information, please revise restriction number five to read as follows:

5.     Invest more than 25% ~~or more~~ of its ~~total~~ net assets, calculated at the time of purchase and taken at market value, in any one industry (other than U.S. Government securities);

The Trust has respectfully declined to make the requested changes.  The Trust believes that the SEC’s current position on “concentration” is that investment of more than 25% of a fund’s total assets in one or more issuers conducting their principal business activities in the same industry (excluding the U.S. government and its agencies or instrumentalities) constitutes concentration.  Accordingly, the Trust has respectfully declined to make the requested change from “total assets” to “net assets” in the referenced investment restriction.  In addition, because the Fund’s investment restriction prohibiting the Fund from investing 25% or more of its total assets in any one industry is more restrictive than the SEC’s current position on concentration, the Trust has respectfully declined to make the requested change from “25% or more” to “more than 25%” in the referenced investment restriction.

Statement of Additional Information (Additional Information Concerning our Board of Trustees)

19.
In the section entitled “Additional Information Concerning our Board of Trustees” in the Statement of Additional Information, under the sub-section entitled “Board Structure, Leadership,” please disclose why the Board has not designated a lead independent trustee.

The Trust responds by adding the requested disclosure explaining the reasons why the Board has not designated a lead independent trustee.

20.
In the section entitled “Additional Information Concerning our Board of Trustees” in the Statement of Additional Information, under the sub-section entitled “Board Structure, Leadership,” regarding the following statement: “The Board reviews its leadership structure periodically as part of its annual self-assessment process and believes that its structure is appropriate to enable the Board to exercise its oversight of the Trust,” please elaborate on why the Board believes this structure is appropriate, particularly given the sophisticated strategies used by the Fund and the heightened degree of risk they appear to entail.

The Trust responds by adding the requested disclosure explaining the reasons why the Board believes its structure is appropriate to enable it to exercise its oversight of the Trust.

*     *     *     *     *     *

I trust that the above response and revision adequately addresses your comment.  If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

/s/ Kenneth Gregory
Kenneth E. Gregory
President
Litman Gregory Funds Trust

cc:       Mitchell E. Nichter, Esq., and Christy Y, Chen, Esq., Paul Hastings LLP